UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   __**October 23, 2002**__

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events

AirTran Holdings, Inc. is filing as Exhibit 99 to this Form 8-K a press release issued by AirTran Holdings, Inc. and AirTran Airways, Inc. on October 23, 2002 announcing financial results for the third quarter of 2002.

Item 7. Financial Statements and Exhibits

  (c) Exhibits. The following exhibit is filed with this Report:

     99 - Press Release of AirTran Holdings, Inc. and AirTran Airways, Inc. (October 23, 2002)

Item 9. Regulation FD

On October 23, 2002 members of AirTran Holdings, Inc. (the "Company") management held a conference call with investors to discuss the release of the Company's financial results for the third quarter of 2002 as well as certain information regarding estimates for 2002.

During this call, management noted the following among other things:

- Total cash was $117.2 million at September 30, 2002.
- Total debt was $233.8 million at September 30, 2002.
- Total shareholders' equity was $43.2 million at September 30, 2002.
- We expect to see a weak revenue environment characterized by low fares and continued excess capacity. While recent capacity reductions announced by some of the major air carriers will reduce excess capacity in part, we do not believe it will be sufficient to support significant increases in airfares.
- We have hedged approximately 40 percent of our projected aircraft fuel needs in the fourth quarter of 2002 and first quarter of 2003. We are projecting an average fuel price between $0.90 and $1.00 per gallon for the fourth quarter of 2002.
- Our income tax rate is projected to remain essentially zero for the remainder of the year.
- Our non-fuel cost per available seat mile is expected to range between 6.5 cents and 6.8 cents.
- Available seat miles are expected to grow approximately 30 percent to 35 percent during the fourth quarter of 2002.
- We reached an agreement with The Boeing Company for the delivery of 22 used and one new Boeing 717 aircraft during 2003. Boeing Capital Corporation will finance all of the 2003 deliveries. The agreement includes the return of aircraft deposits and restrictions regarding additional debt.
- By the end of 2003 we expect to operate up to ten regional jets under the AirTran JetConnect brand.

The information contained in this Form 8-K, including Exhibit 99, contains forward-looking statements. Statements regarding the Company's expectations about future profitability, future revenue environment, capacity plan, business model and our ability to maintain or improve our costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


AirTran Holdings, Inc.
(Registrant)


Date: October 24, 2002


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)



AirTran Airways, Inc.
(Registrant)


Date: October 24, 2002


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)


3

EXHIBIT 99


AIRTRAN HOLDINGS REPORTS NET INCOME OF $1.2 MILLION
FOR THIRD QUARTER 2002
– UNIT COSTS DECLINE BY 8.8 PERCENT AND TRAFFIC INCREASES 28.8 PERCENT –


ORLANDO, Fla. (October 23, 2002) -- AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, Inc., today reported net income for the quarter ending September 30, 2002, of $1.2 million or $0.02 per diluted share versus a loss of $10.6 million or $0.15 per diluted share in the year-earlier period.

Included in third quarter 2002 net income is a credit of $0.6 million or $0.01 per diluted share, representing an adjustment to amounts received under a government grant program. The third quarter of 2001 results included special items and non-recurring charges, net of tax, of $4.5 million or $0.06 per diluted share.

"We are pleased to announce our second consecutive quarter of profitability and continued optimism for year-end financial success, following the events of last year," said Joe Leonard, chairman and chief executive officer. "We are deeply grateful to the growing numbers of loyal AirTran Airways customers and thank them for their continued support."

During the third quarter, total operating revenue increased 21.6 percent to $183.2 million on a traffic increase of 28.8 percent as measured in revenue passenger miles. The company also served a record 2.4 million customers during this period. The third quarter of 2001 results were adversely impacted when the U.S. air traffic control system was shut down for several days in September.

Capacity increased nearly 30 percent as AirTran Airways continued to introduce new fuel-efficient Boeing 717 aircraft and retire older DC-9s. During the quarter the company added five 717s and retired six DC-9s from service.

Robert L. Fornaro, president and chief operating officer, said: "The third quarter of 2002 was one of our best quarters in terms of operational performance. While the new 717s made a significant contribution, our employees clearly put us over the top. I want to thank every member of the AirTran Airways family for their hard work and dedication to customer service. It's making a difference in the number of customers who return to AirTran Airways."

Operating cost per available seat mile dropped 8.8 percent to 8.21 cents including a 0.9 percent increase in the year-over-year cost of fuel. Excluding the effect of higher fuel costs, AirTran Airways' unit costs declined 8.4 percent to 6.32 cents per mile.

Stan Gadek, senior vice president finance and chief financial officer, said, "While the reduction in unit costs are impressive, they include a 179 percent increase in security and insurance expenses. Excluding the costs for the new security and insurance requirements, our non-fuel unit cost would have declined from 6.83 cents to 6.12 cents or 10.4 percent on a year-over-year basis. Clearly, our efforts to control costs combined with the improved operating efficiencies of the Boeing 717 are having a favorable impact."


4


Highlights of the airline's recent accomplishments include:

-- Successfully launched new service to Kansas City, Mo., and announced new service to West Palm Beach, Fla. to begin in December
-- Announced November 15, 2002, launch of new regional jet product, AirTran JetConnect, that will serve shorter haul routes with Canadair Regional Jets
-- Delivery of five new Boeing 717s during the third quarter of 2002, with a current total of 62 planes (43 717s and 19 DC 9s) in the fleet
-- Received approval and support from the mayor and Atlanta City Council to build a $14.5 million, 56,700 square foot hangar at Hartsfield International Airport
-- Hired Susan Manfredi as vice president of inflight, a new position, to manage AirTran Airways' 1,000 flight attendants
-- Offered travel agents and corporate accounts the ability to electronically select, book, change and cancel ticket reservations on airtran.com
-- Forged a partnership with The Coca Cola Company and became the first airline to offer Vanilla Coke(R) and Dasani(R) Water onboard

AirTran Holdings, Inc. will conduct a conference call to discuss quarterly earnings today at 10:00 a.m. Eastern. A live broadcast of the conference call will be available via the Internet at airtran.com.

AirTran Airways provides affordable air travel with 388 flights a day to 40* cities throughout the eastern United States. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport (by passenger volume), where it is the second largest carrier operating 152 flights a day. AirTran Airways is a subsidiary of AirTran Holdings, Inc. (NYSE: AAI).

Unlike other airlines, AirTran Airways never requires a roundtrip purchase or Saturday night stay. The airline offers a Business Class any business can afford, all-assigned seating, a generous frequent flier program, and a corporate program called A2B. For more information and reservations, visit airtran.com (America Online Keyword: AirTran), call your travel agent or AirTran Airways at 1-800-AIRTRAN (800-247-8726) or 770-994-8258 in Atlanta. For Spanish, call 1-877-581-9842. *West Palm Beach service begins Dec. 10, 2002.

Editor's note: Statements regarding the Company's success, business model, and our ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

		Three Months Ended September 30,			Percent Change
		2002		2001*	
Operating Revenues:					
Passenger	$	177,992	$	146,850	21.2
Cargo		270		410	(34.1)
Other		4,889		3,417	43.1
Total operating revenues		183,151		150,677	21.6
Operating Expenses:					
Salaries, wages and benefits		51,692		38,378	34.7
Aircraft fuel		40,657		34,757	17.0
Aircraft rent		19,631		9,297	111.2
Distribution		9,731		9,938	(2.1)
Maintenance, materials and repairs		9,446		15,270	(38.1)
Landing fees and other rents		10,847		8,979	20.8
Aircraft insurance and security services		7,259		2,598	179.4
Marketing and advertising		5,490		4,620	18.8
Depreciation		4,046		6,586	(38.6)
Other operating		17,372		18,255	(4.8)
Impairment loss		--		27,990	NM
Special charges		--		2,494	NM
Government grant		(640)		(30,251)	(97.9)
Total operating expenses		175,531		148,911	17.9
Operating Income		7,620		1,766	331.5
Other (Income) Expense:					
Interest income		(549)		(1,257)	(56.3)
Interest expense		6,992		8,745	(20.0)
Convertible debt discount amortization		--		4,291	NM
SFAS 133 adjustment		--		(89)	NM
Other expense, net		6,443		11,690	(44.9)
Income (Loss) Before Income Taxes		1,177		(9,924)	--
Income Tax Expense		--		670	NM
Net Income (Loss)	$	1,177	$	(10,594)	--
Earnings (Loss) per Common Share					
Basic	$	0.02	$	(0.15)	--
Diluted	$	0.02	$	(0.15)	--
Weighted-average Shares Outstanding					
Basic		70,615		68,690	2.8
Diluted		72,027		68,690	4.9

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

| | Three Months Ended September 30, | | Percent |
	2002	2001	Change
**Third Quarter Statistical Summary: **			
Revenue passengers	2,441,115	2,035,162	19.9
Revenue passenger miles (000s)	1,426,776	1,107,901	28.8
Available seat miles (000s)	2,144,572	1,651,105	29.9
EBITDAR	$ 30,657	$ 17,882	71.4
Operating margin	3.8 %	1.3 %	2.5 pts.
Net margin	0.3 %	(4.1) %	4.4 pts.
Block hours	60,785	47,919	26.8
Passenger load factor	66.5 %	67.1 %	(0.6) pts.
Break-even load factor	66.3 %	69.6 %	(3.3) pts.
Average fare	$ 72.91	$ 72.16	1.0
Average yield per RPM	12.48 ¢	13.25 ¢	(5.8)
Passenger revenue per ASM	8.30 ¢	8.89 ¢	(6.6)
Operating cost per ASM	8.21 ¢	9.00 ¢	(8.8)
Non-fuel operating cost per ASM	6.32 ¢	6.90 ¢	(8.4)
Average cost of aircraft fuel per gallon	92.60 ¢	91.74 ¢	0.9
Weighted-average number of aircraft	64	60	6.7

* Certain 2001 amounts have been reclassified to conform with 2002 presentation.

** Where appropriate, statistical calculations for 2002 exclude a government grant of $0.6 million. Statistical calculations for 2001 exclude impairment loss, special charges, government grant and debt discount on convertible debt of $28.0 million, $2.5 million, $30.3 million and $4.3 million, respectively.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

		Nine Months Ended September 30,			Percent Change
		2002		2001*	
Operating Revenues:					
Passenger	$	519,364	$	517,232	0.4
Cargo		926		1,704	(45.7)
Other		12,810		11,247	13.9
Total operating revenues		533,100		530,183	0.6
Operating Expenses:					
Salaries, wages and benefits		147,872		119,236	24.0
Aircraft fuel		113,506		109,351	3.8
Aircraft rent		49,751		23,365	112.9
Distribution		32,931		36,231	(9.1)
Maintenance, materials and repairs		35,096		56,540	(37.9)
Landing fees and other rents		31,565		27,156	16.2
Aircraft insurance and security services		21,805		8,335	161.6
Marketing and advertising		16,602		14,845	11.8
Depreciation		12,661		22,838	(44.6)
Other operating		55,109		51,791	6.4
Impairment loss/lease termination		--		46,069	NM
Special charges		--		2,494	NM
Government grant		(640)		(30,251)	(97.9)
Total operating expenses		516,258		488,000	5.8
Operating Income		16,842		42,183	(60.1)
Other (Income) Expense:					
Interest income		(1,602)		(4,456)	(64.0)
Interest expense		21,845		29,679	(26.4)
Convertible debt discount amortization		--		4,291	NM
SFAS 133 adjustment		(5,857)		(2,701)	116.8
Other expense, net		14,386		26,813	(46.3)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle		2,456		15,370	(84.0)
Income Tax Expense (Benefit)		(786)		3,312	--
Income Before Cumulative Effect of Change in Accounting Principle		3,242		12,058	(73.1)
Cumulative Effect of Change in Accounting Principle, Net of Tax		--		(657)	NM
Net Income	$	3,242	$	11,401	(71.6)
Basic Earnings per Common Share					
Earnings before cumulative effect of change in accounting principle	$	0.05	$	0.18	(72.2)
Cumulative effect of change in accounting principle		--		(0.01)	NM
Earnings per common share, basic	$	0.05	$	0.17	(70.6)
Diluted Earnings per Common Share					
Earnings before cumulative effect of change in accounting principle	$	0.04	$	0.17	(76.5)
Cumulative effect of change in accounting principle		--		(0.01)	NM
Earnings per common share, diluted	$	0.04	$	0.16	(75.0)
Weighted-average Shares Outstanding					
Basic		70,213		67,226	4.4
Diluted		73,492		74,664	(1.6)

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

	Nine Months Ended September 30,			Percent
	2002		2001	Change
**Nine Month Statistical Summary: **				
Revenue passengers	7,144,586		6,449,334	10.8
Revenue passenger miles (000s)	4,111,647		3,489,731	17.8
Available seat miles (000s)	6,036,761		4,944,408	22.1
EBITDAR	$ 78,614		$ 106,698	(26.3)
Operating margin	3.0 %		11.4 %	(8.4) pts.
Net margin	0.5 %		6.3 %	(5.8) pts.
Block hours	174,024		145,256	19.8
Passenger load factor	68.1 %		70.6 %	(2.5) pts.
Break-even load factor	67.9 %		65.4 %	2.5 pts.
Average fare	$ 72.69		$ 80.20	(9.4)
Average yield per RPM	12.63 ¢		14.82 ¢	(14.8)
Passenger revenue per ASM	8.60 ¢		10.46 ¢	(17.8)
Operating cost per ASM	8.56 ¢		9.50 ¢	(9.9)
Non-fuel operating cost per ASM	6.68 ¢		7.29 ¢	(8.4)
Average cost of aircraft fuel per gallon	89.66 ¢		96.35 ¢	(6.9)
Weighted-average number of aircraft	62		57	8.8

*   Certain 2001 amounts have been reclassified to conform with 2002 presentation.

** Where appropriate, statistical calculations for 2002 exclude a government grant of $0.6 million. Statistical calculations for 2001 exclude impairment loss/lease termination, special charges, government grant and debt discount on convertible debt of $46.1 million, $2.5 million, $30.3 million and $4.3 million, respectively.

CONTACTS:	(Media)	Tad Hutcheson
		407.251.5578
	(Financial)	Arne Haak
		407.251.3618